Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

HOLOGIC AND CYTYC ANNOUNCE EXPIRATION

OF HART-SCOTT-RODINO WAITING PERIOD

BEDFORD, Mass. and MARLBOROUGH, Mass., July 3, 2007 – Hologic, Inc. (NASDAQ:HOLX) and Cytyc Corporation (NASDAQ:CYTC) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, in connection with the companies’ pending merger. The expiration of the waiting period satisfies one of the conditions to the closing of the merger. Based on the review and analyses performed by Hologic and Cytyc, the parties do not believe any further antitrust approvals are required to complete the transaction.

As previously announced on May 20, 2007, Hologic and Cytyc entered into a definitive agreement to combine the two companies in a cash and stock transaction, under which Cytyc shareholders would receive 0.52 shares of Hologic common stock and $16.50 in cash for each share of Cytyc common stock they own for a total consideration of approximately $6.2 billion.

The transaction is subject to approval of both companies’ shareholders as well as other customary closing conditions and is expected to close in the third calendar quarter of 2007.

About Hologic, Inc.

Hologic, Inc. is a leading developer, manufacturer and supplier of premium diagnostic and medical imaging systems dedicated to serving the healthcare needs of women, and a leading developer of innovative imaging technology for digital radiography and breast imaging. Hologic’s core business units are focused on mammography and breast biopsy, osteoporosis assessment, and mini C-arm and extremity MRI imaging for orthopedic applications.

About Cytyc Corporation

Cytyc Corporation is a diversified diagnostic and medical device company that designs, develops, manufactures, and markets innovative and clinically effective diagnostic and surgical products. Cytyc’s products cover a range of cancer and women’s health applications, including cervical cancer screening, preterm birth screening, treatment of excessive menstrual bleeding, radiation treatment of early-stage breast cancer, and radiation treatment of patients with malignant brain tumors.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing and approvals necessary to complete the transaction. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Without limiting the foregoing, Hologic and Cytyc cannot guarantee that the transaction will be completed on a timely basis if at all. Among other things, the transaction is subject to approval of both companies’ shareholders as well as other customary closing conditions. In addition, each party has termination rights in certain limited circumstances.

The risks and uncertainties included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the timing or completion of the transaction. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger on June 29, 2007. Hologic and Cytyc urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the preliminary joint proxy statement/prospectus referred to above, and the definitive joint proxy statement/prospectus when it becomes available.

Hologic Contacts:	Cytyc Contacts:

Frances Crecco, Director, Investor Relations 781-999-7377	Tim Adams, Chief Financial Officer Anne Rivers, Investor Relations Jeff Keene, Healthcare Media 508-263-8765

Additional Contacts

Joele Frank, Andrea Priest

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449